SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

Entergy Operations Services, Inc.
120 Mallard Street, Suite 300
St. Rose, LA

This certificate is notice that Entergy Operations Services, Inc., a Delaware corporation ("EOSI") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of security or securities: Promissory note issued by EOSI pursuant to the terms of a Credit Agreement ("Agreement"), as amended, between EOSI and Entergy Corporation ("ETR").
2.	Issue, renewal or guaranty: Issuance.
3.	Principal amount of each security: Not to exceed $5,000,000 at any time outstanding.
4.

Rate of interest per annum of each security:
ETR's effective cost of capital, as defined under Rule 52(b) under the Public Utility Holding Company Act of 1935, as determined from time to time by ETR and notified to EOSI, in each case, computed on the basis of a 365 day year for the actual number of days (including the first day, but excluding the last) occurring in the period such interest is payable.

5.	Date of issue, renewal or guaranty of each security: December 17, 2004.
6.	If renewal of security, give date of original issue: Not applicable.
7.	Date of maturity of each security: Each advance shall mature at such time as provided in the Credit Agreement or the promissory note, but in any event not later than May 23, 2008.
8.	Name of the person to whom each security was issued, renewed or guaranteed: Entergy Corporation
9.	Collateral given with each security, if any: Not applicable.
10.	Consideration received for each security: The full principal amount of each advance.
11.	Application of proceeds of each security: To meet its expenses to repay outstanding loans and to make investments in, distributions to or loans to affiliate businesses.
12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6 (a) because of:

a.   the provisions contained in the first sentence of
      Section 6 (b):
b.   the provisions contained in the fourth sentence
      of Section 6 (b):
c.   the provisions contained in any rule of the
      Commission other than Rule U-48: X

13.

If the security or securities were exempt from the provisions of Section 6 (a) by virtue of the first sentence of Section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount of par value of the other securities of such company then outstanding: Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6 (a) because of the fourth sentence of Section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:
Not applicable.

15.

If the security or securities are exempt from the provisions of Section 6 (a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:
Rule 52(b).

ENTERGY OPERATIONS SERVICES, INC. BY: /s/ Mary Anne Valladares
Mary Ann Valladares Assistant Treasurer

Date: April 28, 2005